[GREENBERG TRAURIG ATTORNEYS AT LAW LETTERHEAD]

Robert E. Altenbach
(678) 553-2440
altenbachr@gtlaw.com

September 23, 2002

VIA FACSIMILE: (202/942-9635) and EDGAR

Ms. Peggy Kim, Attorney-Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0409

Re:	Rainwire Partners, Inc. (the “Registrant”) Amendment No. 1 to Form S-4 S.E.C. File No. 333-76684

Dear Ms. Kim:

     After due consideration of the business issues between Rainwire Partners, Inc. and The Oasis Group, Inc., the Registrant hereby withdraws its Registration Statement on Form S-4 effective September 23, 2002.

     Thank you for all of your assistance regarding this filing.

Very truly yours,

/s/ Robert E. Altenbach Robert E. Altenbach

REA:sws
Copy to: Ms. Peggy Evans by Facsimile: 770-522-0790